SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For: November 12, 2010

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong
 (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__	Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____	No ___X__

On November 5, 2010, Bonso Electronics International Inc. filed a press release announcing its year end results for the fiscal year ended March 31, 2010. A copy of the press release is attached hereto as Exhitib 99.1.

Exhibits

99.1            Press Release dated November 5, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: November 12, 2010	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary

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